Exhibit 15

Telvent Announces First Quarter 2007 Financial Results
•	Revenues Increase 27.3% to € 121.4 Million

•	Pro Forma Diluted EPS of € 0.21

•	New Order Bookings of € 180.7 Million
Madrid — May 24, 2007 — Telvent GIT, S.A. (Nasdaq: TLVT), the Global RealTime IT Company, today announced unaudited financial results for the first quarter ended March 31, 2007.
Revenues for the first quarter 2007 were € 121.4 million, an increase of 27.3% (19.1% organic), compared to € 95.3 million for the first quarter 2006.
Net income for the first quarter 2007 was € 5.1 million, an increase of 8.5% versus € 4.7 million reported for the first quarter 2006. Diluted EPS for the first quarter 2007 were € 0.18, compared to € 0.16 in the first quarter 2006.
Pro forma net income for the first quarter 2007 was € 6.3 million, an increase of 16.7% versus € 5.4 million for the first quarter of 2006. Pro forma diluted EPS for the first quarter 2007 were € 0.21, versus € 0.18 in the first quarter 2006.
New order bookings (or new contracts signed) in the first quarter of 2007 were € 180.7 million, a 25.7% increase from € 143.7 million during the same period in 2006.
Backlog (representing the portion of signed contracts for which performance is pending) was € 517.1 million as of March 31, 2007, which reflects 15.8% growth over the € 446.7 million in backlog at the end of March 2006.
Pipeline, measured as management’s estimates of real opportunities within the next 6 to 12 months, is approximately € 1.5 billion.
Manuel Sánchez, Chairman and Chief Executive Officer, said, “Telvent has started the year well and I am pleased with our results. We delivered another strong quarter of organic top-line growth which, combined with the benefits from our successful integration of the Telvent Farradyne acquisition, has driven further expansion of operating margins.
Our targeted acquisitions are continuing in 2007, with our recent purchase of Caseta Technologies, a leading provider of electronic toll collection solutions and

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Intelligent Transportation Systems in the U.S. We believe that our strategy of developing a growing portfolio of IT solutions that help to manage the world in a more sustainable and secure way is being recognized by our customers.”
Gross margin was 25.3% in the first quarter of 2007, compared to 24.5% in the first quarter of 2006.
Operating expenses, as a percentage of revenues, were 19.4% in the first quarter of 2007, versus 19.1% in the same quarter of 2006.
Pro forma operating margin was 7.3% in the first quarter of 2007, compared to 6.9% in the first quarter of 2006.
As of March 31, 2007, cash and cash equivalents were € 66.1 million and total debt (including net € 20.4 million credit line due to related parties) was € 70.2 million, resulting in a net debt position of € 4.1 million. As of December 31, 2006, net cash position was € 46.7 million.
For the first three months of 2007, cash used in operating activities was € 48.2 million compared to € 21.8 million used in the same period last year. Cash provided by investing activities in the first three months of 2007 amounted to € 29.6 million versus € 21.6 million in the same period last year.
Business Highlights
Energy
•	Following Telvent’s successful implementation of the first phase of its contract with Swedish electricity company, Vattenfall, for the supply and management of an Automatic Meter Reading system, Vattenfall exercised options to extend its agreement with Telvent. Providing up to a total of 700,000 meters and a comprehensive range of utility applications, this deployment will be one of the world’s largest AMR systems. The contract extension was valued at more than € 40 million.

•	Telvent was awarded a contract with Kinder Morgan, Inc., one of the largest energy transportation, storage and distribution companies in North America, to provide it with an OASyS DNA supervisory control and data acquisition system, which will control Kinder Morgan Inc.’s newly acquired Cochin Master Site pipeline.
Transportation
•	Telvent successfully launched the “511 Traveler Information Service” for the San Diego Association of Governments. The service provides significant travel-related information to commuters including freeway driving times, transit route and rideshare information, roadside information and public transport fare information.

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Environment
•	Signed a € 1.2 million contract with Canada’s Alberta Infrastructure and Transportation for summer maintenance of two road weather information systems (RWIS). Telvent’s technology will help ensure road maintenance efficiency and traffic safety.
Public Administration
•	Telvent is deploying new patient administration, clinical information, and departmental information systems at the Dr. Darío Contreras Hospital in the Dominican Republic. Together, these systems will manage the complete cycle of patient care at the Hospital, helping to shorten waiting lists and improving overall patient satisfaction. Total contract amount is approximately € 1 million.
Global Services
•	Telvent is deploying a disaster recovery center for critical services, applications, and communication systems to be used by the City of Madrid’s Regional Transport Consortium. This center will enable the Consortium to regain access to the data, hardware and software necessary to resume critical business operations after a natural or human-induced disaster.
Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including pro forma net income and EPS. Pro forma net income and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Pro forma results are one of the primary indicators management uses for evaluating historical results and for planning and forecasting future periods. We believe pro forma results provide consistency in our financial reporting which enhances our investors’ understanding of our current financial performance as well as our future prospects. Pro forma results should be viewed in addition to, and not in lieu of, GAAP results.
Pro forma net income excludes the amortization of intangible assets from the purchase price allocations in our acquisitions, stock compensation plan expenses and mark to market hedging, that Telvent believes are not indicative of its core performance or results. A reconciliation between GAAP, pro forma net income and EPS is provided in this release in a table immediately following the condensed consolidated financial statements.
Conference Call Details
Telvent Chairman and CEO, Manuel Sánchez Ortega and Chief Financial Officer and Head of Investor Relations, Ana Plaza, will conduct a conference call to discuss the first quarter 2007 results, which will be simultaneously webcast at 09:00 A.M. Eastern Time / 3:00 P.M. Madrid Time on Friday, May 25, 2007.

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To access the conference call, participants in North America should dial 800-374-0724 and international participants should dial +1 (706) 634-1387. A live webcast of the conference call will be available on the investor relations zone of Telvent’s corporate web site at www.telvent.com. Please visit the web site at least 15 minutes early to register for the teleconference webcast and download any necessary audio software. A replay of the call will be available on the web site approximately two hours after the conference call is completed.
About Telvent
Telvent (Nasdaq: TLVT), the Global RealTime IT Company, specializes in high value-added products, services and integrated solutions for the Energy, Transportation, Environment and Public Administration industry segments, as well as Global IT Services. Its innovative technology and client-proven expertise enable the efficient and secure real time management of operational and business processes for industry-leading companies worldwide. (www.telvent.com)
Investor Relations Contact:
Ana Plaza
Phone: +34 902-335599
Email: ana.plaza@telvent.abengoa.com
Mark Jones
Phone: +1 646-284-9414
Email: mjones@hfgcg.com
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission on March 30, 2007.

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Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)
Assets:
Current assets:
Cash and cash equivalents	€66,130	€69,232
Restricted cash	—	8,045
Other short-term investments	450	386
Derivative contracts	1,958	2,814
Accounts receivable (net of allowances of € 2,756 as of March 31, 2007 and € 2,719 as of December 31, 2006)	142,781	144,763
Unbilled revenues	134,351	101,317
Due from related parties	24,609	47,958
Inventory	30,994	19,274
Other taxes receivable	14,416	13,258
Deferred tax assets	8,143	3,692
Other current assets	4,417	7,016

Total current assets	€428,249	€417,755
Deposits and other investments	1,610	1,795
Property, plant and equipment, net of accumulated depreciation of € 48,250 as of March 31, 2007 and € 46,706 as of December 31, 2006	51,875	51,215
Long-term receivables and other assets	8,915	11,236
Deferred tax assets	15,786	14,954
Other intangible assets, net of accumulated depreciation of € 15,601 as of March 31, 2007 and € 14,908 as of December 31, 2006	22,653	21,260
Goodwill	36,923	37,416

Total assets	€566,011	€555,631

Liabilities and shareholders’ equity:
Accounts payable	€207,690	€216,614
Billings in excess of costs and estimated earnings	26,281	26,568
Accrued and other liabilities	16,345	10,389
Income and other taxes payable	19,398	26,901
Deferred tax liabilities	6,646	5,347
Due to related parties	36,455	23,512
Current portion of long-term debt	1,709	1,514
Short-term debt	34,856	32,295
Short-term leasing obligations	2,699	2,562
Derivative contracts	2,983	3,269

Total current liabilities	€355,062	€348,971
Long-term debt less current portion	13,289	15,188
Long-term leasing obligations	2,194	1,834
Other long term liabilities	5,426	5,716
Deferred tax liabilities	6,590	6,276
Unearned income	1,132	131

Total liabilities	€383,693	€378,116

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Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)

Minority interest	375	794

Commitments and contingencies

Shareholders´ equity:
Common stock, € 3.005 par value, 29,247,100 shares authorized, issued and outstanding, same class and series	87,889	87,889
Additional paid-in-capital	40,771	40,338
Accumulated other comprehensive income	(2,485)	(2,142)
Retained earnings	55,768	50,636

Total shareholders’ equity	€181,943	€176,721

Total liabilities and shareholders’ equity	€566,011	€555,631

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Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended March 31,
	2007	2006

Revenues	€121,362	€95,306
Cost of revenues	90,627	71,918

Gross profit	€30,735	€23,388

General and administrative	12,095	8,222
Sales and marketing	4,335	5,070
Research and development	4,566	2,980
Depreciation and amortization	2,571	1,884

Total operating expenses	€23,567	€18,156

Income from operations	7,168	5,232
Financial income	3,277	3,383
Financial expense	(5,110)	(2,812)

Total other income (expense)	€(1,833)	€571

Income before income taxes	5,335	5,803
Income tax expense (benefit)	290	1,198

Net income before minority interest	€5,045	€4,605

Loss/(profit) attributable to minority interests	87	118

Net income	€5,132	€4,723

Earnings per share
Basic and diluted net income per share	€0.18	€0.16

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100

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Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Three Months Ended March 31,
	2007	2006
Cash flow from operating activities:
Net income	€5,132	€4,723
Adjustments to reconcile net income to net cash provided by operating activities	(2,094)	4,090
Change in operating assets and liabilities, net of amounts acquired	(51,696)	(29,326)
Change in operating assets and liabilities due to temporary joint ventures	439	(1,309)

Net cash used in operating activities	€(48,219)	€(21,822)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	8,045	3,183
Due from related parties	22,928	24,862
Acquisition of subsidiaries, net of cash	(100)	(5,731)
Purchase of property, plant & equipment	(777)	(557)
Acquisition (disposal) of investments	(518)	(173)

Net cash provided by investing activities	€29,578	€21,584

Cash flows from financing activities:
Proceeds from long-term debt	343	495
Repayment of long-term debt	(3,089)	(4,379)
Proceeds from short-term debt	3,694	968
Repayment of short-term debt	(1,133)	(1,685)
Due to related parties	15,827	4,319

Net cash provided by (used in) financing activities	€15,642	€(282)

Net decrease in cash and cash equivalents	€(2,999)	€(520)
Net effect of foreign exchange in cash and cash equivalents	(103)	313
Cash and cash equivalents at the beginning of period	60,997	67,796
Joint venture cash and cash equivalents at the beginning of period	8,235	12,214

Cash and cash equivalents at the end of period	€66,130	€79,803

Supplemental disclosure of cash information:
Cash paid for the period:
Interest	€2,985	€895

Non-cash transactions:
Capital leases	€1,540	€—

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Reconciliation between GAAP and Proforma Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three months ended
	March 31,
	2007	2006
GAAP basis income before income taxes	€5,335	€5,803

Adjustments to Net Income
Amortization of intangibles	832	541
Stock compensation plan expenses	434	494
Mark to market derivatives	246	(300)

Total Adjustments	1,512	735

Adjusted income before income taxes	€6,847	€6,538

Income tax provision	(653)	(1,282)
Profit attributable to minority interests	87	118

Proforma Net Income	€6,281	€5,374

Earnings per share
Basic and diluted net income per share	€0.21	€0.18

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100

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Segment Information
(In thousands of Euros, except share and per share amounts)

	Three Months Ended March 31,
	2007		2006
Revenues
Energy		€55,356	€37,261
Transportation		41,863	35,770
Environment		8,562	9,409
Public Administration		6,744	4,130
Global Services		8,837	8,736

		€121,362	€95,306

Gross Margin
Energy	%	24.1%	25.8
Transportation		23.6	20.0
Environment		25.5	28.0
Public Administration		22.7	21.7
Global Services		42.9	35.1

	%	25.3%	24.5